UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 0-4887

A.	Full title of the plan:

UMB Profit Sharing and 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office.

UMB Financial Corporation

1010 Grand Boulevard

Kansas City, Missouri 64106

UMB PROFIT SHARING

AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2015

Report of Independent

Registered Public Accounting Firm

Employee Benefit Administrative Committee

UMB Profit Sharing and 401(k) Savings Plan

Kansas City, Missouri

We have audited the accompanying statement of net assets available for benefits of UMB Profit Sharing and 401(k) Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UMB Profit Sharing and 401(k) Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2015 and delinquent participant contributions for the year ended December 31, 2015 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri
June 22, 2016

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Investments, at Fair Value:
Share of net assets of UMB Retirement Master Trust	$281,478,903	$273,293,014

Receivables:
Employer contributions	7,158,298	6,710,674
Notes receivable from participants	7,768,440	7,647,792

Total Receivables	14,926,738	14,358,466

Net Assets Available for Benefits	$296,405,641	$287,651,480

See the accompanying notes to financial statements.	Page 2

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	For The Years
	Ended December 31,
	2015	2014
Additions to Net Assets Attributed to:
Contributions
Employer contributions	$7,158,298	$6,710,674
Employee contributions	18,990,086	16,542,643
Rollover contributions	9,784,591	1,436,695

Total Contributions	35,932,975	24,690,012

Deductions from Net Assets Attributed to:
Benefits paid directly to participants	27,131,804	21,173,371
Administrative fees	33,100	27,401

Total Deductions	27,164,904	21,200,772

Investment Income
Plan interest in UMB Retirement Master Trust investment (loss) income	(578,688)	13,600,858

Interest Income on Notes Receivable from Participants	255,905	247,306

Net Increase	8,445,288	17,337,404
Transfers from The ESOP of UMB	308,873	478,066
Net Assets Available for Benefits - Beginning of Year	287,651,480	269,836,010

Net Assets Available for Benefits - End of Year	$296,405,641	$287,651,480

See the accompanying notes to financial statements.	Page 3

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

1.	Description of the Plan

The following description of the UMB Profit Sharing and 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees of UMB Financial Corporation and affiliates (collectively, the Company or UMB) and provides for retirement, disability and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility and Participation

Employees are eligible to make elective deferral contributions and receive the Company matching contribution upon the first of the month following one month of employment. The Plan provides that employees with one year of service become eligible to participate in the profit sharing portion of the Plan. Employees are eligible to receive the Company profit sharing contribution on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year after satisfying eligibility requirements. With limited exceptions, participants must be actively employed on the last day of the Plan year to share in the Company matching contributions and any profit sharing contributions.

Contributions

Each year, participants may contribute up to 50 percent of their annual compensation as defined in the Plan Agreement. In addition, all employees who are eligible to make elective deferral contributions under the Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan Agreement. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

All employees of UMB hired on or after January 1, 2008 who are otherwise eligible for the Plan, are subject to an “automatic election,” under which the Company will withhold 3 percent of compensation from the new employee’s paycheck each payroll period. That amount is contributed to the Plan as an elective deferral contribution, unless these employees complete a salary deferral agreement electing a different percentage. The automatic election is withheld from the paycheck following the employee’s completion of eligibility for the Plan, which is the first of the month following completion of 30 days of service. The automatic salary deferral will be invested in the Vanguard Balanced Index Fund unless otherwise directed by the employee. The employee may modify the automatic election at any time to elect an alternative deferral amount or elect not to defer into the Plan.

The Company will determine each year the amount, if any, that will be contributed to the Plan. The Plan allows for matching contributions and profit sharing contributions by the Company to be determined annually by the Board of Directors of the Company at its discretion. Company matching contributions amounted to $6,408,298 and $5,710,674 in 2015 and 2014, respectively. In 2016, the Company made total profit sharing contributions of $1,500,000 related to the 2015 plan year. In 2015, the Company made total profit sharing contributions of $2,000,000 related to the 2014 plan year. Company profit sharing contributions, as determined above, are divided between the Plan and The ESOP of UMB (the ESOP), at the discretion of the Board of Directors of the Company. In 2015 and 2014, total profit sharing contributions were allocated equally between the Plan and the ESOP. Profit sharing contributions to the Plan amounted to $750,000 for 2015 and $1,000,000 for 2014.

Contributions are subject to certain Internal Revenue Code (IRC) limitations.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (1) the Company’s contributions, (2) forfeitures of terminated participants’ nonvested accounts, and (3) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings, participant elective deferrals or account balances, as defined and subject to certain limits. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Qualified participants are able to transfer a portion of their account balances from the ESOP to the Plan.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. Additionally, all loans are made for a period not to exceed five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates for residential loans are BMO Harris Bank NA’s 15-year mortgage rate. Interest rates for all other loans are the greater of BMO Harris Bank NA’s prime rate or BMO Harris Bank NA’s five-year CD rate plus 2 percent. Principal and interest is paid ratably through payroll deductions. The loans bear interest ranging from 2.88 percent to 9.00 percent, with maturity dates through August 2035.

Vesting and Forfeitures

Participants are vested immediately in their contributions and the Company matching contribution plus actual earnings thereon. For profit sharing contributions participants are 50 percent vested after two years of service and 100 percent vested after three years of service.

The Plan Sponsor, at its discretion, determines how forfeited nonvested accounts will be used. Forfeited nonvested accounts are reallocated to participant accounts as a discretionary profit sharing contribution at the end of the Plan year in which the forfeiture occurs.

Benefits

The account balance, to the extent it is vested, will be paid upon request to participants who have become disabled, retired or otherwise left the Company. Employees are not allowed to withdraw any portion of the Company contributions prior to age 59 1⁄2; however, subject to the Plan’s restrictions, participants may withdraw all or a portion of their account balances from certain sources while remaining employed.

The Plan also provides that when a participant terminates their employment and the participant’s interest in the Plan, excluding amounts attributable to any rollovers, does not exceed $5,000, a lump sum distribution will be made to the participant, if the participant does not make a distribution election. If the deferred vested account balance is less than $1,000, the balance will be distributed to the participant in cash. If the deferred vested account balance is between $1,000 and $5,000, the participant’s balance will be rolled over to a BMO Harris Bank NA money market IRA.

Participant Hardship Withdrawals

A participant may withdraw all or a portion of their contributions subject to hardship withdrawal provisions.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

2.	Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Valuation of Investments

The Plan’s investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Recognition of Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Costs and Expenses

All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are paid by the Plan. All other expenses are paid by the Company.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

3.	New Accounting Pronouncements

Fair Value Measurement In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” The amendment removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value (NAV) per share practical expedient under Accounting Standards Codification (ASC) Topic 820. The amendments in this update are effective retrospectively for public entities for annual periods beginning after December 15, 2015, with early adoption permitted. The Plan’s management has elected to early adopt ASU 2015-07, which is reflected in Note 4. The adoption did not have a material effect on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.

Plan Accounting In July 2015, the FASB issued ASU 2015-12, “(Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” Parts I and III of this amendment are not applicable to the Plan. Part II of this amendment eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and to disclose the net appreciation/depreciation in fair value of investments by investment type held. The amendment also requires plans to disaggregate investments measured using fair value only by general type. The amendments in this update are effective retrospectively for annual periods beginning after December 15, 2015, with early adoption permitted. The Plan’s management has elected to early adopt ASU 2015-12, which is reflected in Note 4. The adoption did not have a material effect on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.

4.	UMB Retirement Master Trust

The assets of the Plan and the ESOP are combined into the UMB Retirement Master Trust (the Master Trust), a master trust established by the Company and administered by BMO Harris Bank NA (the Trustee). Use of the Master Trust permits the commingling of Plan assets with the assets of the ESOP for investment and administrative purposes. At December 31, 2015 and 2014, the Plan’s assets relate to its share of the allocated net assets of the Master Trust. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating investment income to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan on a basis proportionate to the Plan’s share of net assets. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 82 and 78 percent, respectively.

The following table presents the net assets of the Master Trust at December 31, 2015 and 2014:

	2015	2014
Investments, at fair value:
Mutual funds	$256,697,707	$245,242,989
UMB Company Stock Fund	71,118,239	90,687,636
Money market funds	14,612,663	15,778,969

Total Investments	342,428,609	351,709,594

Receivables:
Other	107,327	(55,239)

Net Assets	$342,535,936	$351,654,355

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

Income of the Master Trust includes net depreciation in the fair value of investments and dividend and interest income. Net depreciation in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

The following are changes in net assets for the Master Trust for the years ended December 31, 2015 and 2014:

	2015	2014
Total transfers in	$32,608,666	$22,365,125
Total transfers out	(28,520,851)	(25,968,787)

Net transfers	4,087,815	(3,603,662)
Dividend and interest income	17,961,763	12,845,699
Net depreciation in fair value of investments	(31,124,543)	(8,891,242)
Administrative fees	(43,454)	(18,785)
(Decrease) increase in net assets	(9,118,419)	332,010
Net assets :
Beginning of year	351,654,355	351,322,345

End of year	$342,535,936	$351,654,355

Fair Value Measurements

The Master Trust utilizes an established framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 or 2014.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at NAV based on the closing price reported on the active market on which the individual securities are traded.

UMB Company Stock Fund

The UMB Company Stock Fund is valued at the NAV of shares held by the Master Trust at year end, which is used as a practical expedient to estimate fair value. The NAV is determined by dividing the net asset of the UMB Company Stock Fund by the number of units outstanding on the day of valuation. The UMB Company Stock Fund is comprised of assets that are traded on an active market and cash equivalents.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual funds	$256,697,707	$—	$—	$256,697,707
Money market funds	14,612,663	—	—	14,612,663
UMB Company Stock Fund(1)				71,118,239

Total assets at fair value	$271,310,370	$—	$—	$342,428,609

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds	$245,242,989	$—	$—	$245,242,989
Money market funds	15,778,969	—	—	15,778,969
UMB Company Stock Fund(1)				90,687,636

Total assets at fair value	$261,021,958	$—	$—	$351,709,594

(1)	Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

5.	Plan Termination

Although it has not expressed any intention to do so, the Board of Directors of UMB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants become 100 percent vested in their accounts and the Plan provides that its net assets be used to pay all expenses and benefits due and will distribute the remaining assets among the Plan participants based upon their account balance.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

6.	Tax Status

The Company has adopted a non-standardized volume submitter plan. The prototype plan obtained its latest opinion letter dated January 27, 2015, in which the IRS stated that the prototype plan, as designed, was in compliance with applicable requirements of the Internal Revenue Code (Code). The Plan itself has not received a determination letter. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan’s federal tax returns for tax years 2012 and later remain subject to examination by taxing authorities.

7.	Related Party Transactions

At December 31, 2015 and 2014, included in the Plan’s share of net assets of the Master Trust, via the UMB Company Stock Fund, are 217,516 and 218,083 shares, respectively, of UMB’s common stock at a fair value of $10,061,182 and $12,326,265, respectively. All of the above transactions are exempt party-in-interest transactions under ERISA.

8.	Transfers from The ESOP of UMB

The ESOP allows participants to diversify their investment in Company stock by transferring a portion of their investment in Company stock from the ESOP into other investment options offered by the Plan.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

EIN:43-0903811 PLAN NUMBER: 001

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b)	( c )	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Participant Loans	Promissory notes, interest rates from 2.88% to 9.0%; maturity dates through August 2035		$7,768,440

				$7,768,440

*	Represents party-in-interest to the Plan.
**	Cost not required for participant directed investments.

The above information is required for disclosure for Form 5500, Schedule H, Part IV, line 4i.

UMB PROFIT SHARING SAVINGS AND 401(k) SAVINGS PLAN

EIN:43-0903811 PLAN NUMBER: 001

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

	Total That Constitute
	Nonexempt Prohibited Transactions
Participant Contributions Transferred Late To The Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction In VFCP	Total Fully Corrected Under VFCP And PTE 2002-51
$3,251	$—	$3,251	$—	$—

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMB Profit Sharing and 401(k) Savings Plan

Date: June 22, 2016

/s/ Shannon A. Johnson
Shannon A. Johnson Executive Vice President & Chief Human Resources Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Accounting Firm